FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Letter to Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 27, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Letter to Shareholders

May 2020

Dear Takeda Shareholder,

Since our last meeting in June 2019, the world has been thrown into a crisis affecting us all. The COVID-19 pandemic has claimed many lives, despite the remarkable efforts of physicians and healthcare workers around the world, and global economies and health care systems face a crisis unimaginable just one year ago.

In this context, and with the hope that this letter finds you safe and well, on behalf of the Takeda Board of Directors I would like to invite you to our 2020 Annual Shareholders Meeting on June 24, 2020. In order to prevent the potential spread of infection we would strongly request you to join our internet live stream instead of attending the meeting in person.

Stronger and more resilient than ever, Takeda will weather this storm. We will contribute to finding solutions to COVID-19. And we will continue to grow and develop. Our future as a values-based, leading biopharmaceutical company bringing life-transforming treatments to patients across the world is bright and promising.

Takeda’s comprehensive response to COVID-19
COVID-19 is challenging every company to reflect on its organizational resilience and sustainability. At Takeda, we quickly understood the severity of the situation, and in January 2020 we established a Global Crisis Management Committee to leverage our deep expertise in executing a pandemic response strategy and health and safety management. Our guiding principles are based on science, epidemiology, local context, risk and caution. Over the last four months, in addition to philanthropic efforts and local community engagement, we’ve focused on three organizational imperatives:

•Keeping our employees safe
•Maintaining key workstreams and activities related to the supply of our medicines to patients
•Rapidly pivoting resources and skills to develop potential treatments and vaccines for COVID-19
I’m pleased to report that our efforts to date have been successful.

Since January, our Global Crisis Management Committee and country-level committees established a series of clear guidelines restricting business travel, encouraging employees to work from home and ensuring greater protection for those required to operate at our sites, particularly in manufacturing, plasma collection, and laboratory facilities. As of May 19th, only a very small number of our employees have been infected, and fortunately there are no fatalities in our workforce. In addition, we haven’t experienced any significant disruption to our supply of medicines. It’s been remarkable to see how this new global organization, just one year after closing a major acquisition, has reacted to the challenge and upheld our values. I’m proud of the dedication our ̴50,000 employees demonstrate every day all over the world and their resilience in adapting to new ways of working.

Takeda’s quest to bring COVID-19 treatments to patients
While many countries are now beyond the peak, we know there will be new phases of infection. The challenge is to develop and produce treatments and vaccines to protect the global population. Takeda is taking a lead in these efforts and participating in several industry consortia. We’re actively testing several molecules in our pipeline and developing a potential hyperimmune globulin therapy (CoVIg-19), that we hope will be successful in clinical trials and one of the earliest treatments available for patients. We formed the CoVIg-19 Plasma Alliance with other companies in plasma-derived therapies to accelerate development of a potential treatment. We’re also aiming to partner for the development and manufacture of a vaccine. These are great examples of our one Takeda spirit and how with our values of Takeda-ism and Patient-Trust-Reputation-Business, we can contribute to solving a global health challenge.

The world needs to do more to prepare for future crises
A long-term, global commitment to make sure these efforts are sustained is critical. Unfortunately, the world was once again unprepared to face this pandemic. Can we learn from our mistakes and be better prepared in the future? I’m certain we can if countries take the following measures:
•Fund research to better understand zoonotic diseases and how to prevent them
•Set up an effective and transparent global detection system
•Establish worldwide stocks of protective equipment, medical devices, testing kits, vaccines and treatments, which can be distributed to countries that need them – an initiative that should start immediately
•Fund research into diagnostic kits, vaccines and treatments against possible emerging germs and diseases, starting with coronavirus

This is vital - we all know the next crisis is a matter of when, not if.

A strong and resilient Takeda ready for the future
COVID-19 has triggered a severe economic recession. The impact on the pharmaceutical industry is still unclear. In the short-term, we see significant pattern changes, varying country by country, with differing effects on individual therapeutic classes. We also anticipate disruptions to clinical trial recruitment and plasma donations.

Many governments have dedicated huge financial resources to shore up their economies, meaning inevitable budget discipline that will also affect health care. The crisis has further highlighted inequalities around access to health care, which could accelerate reforms in some countries. Pricing and reimbursement pressures will be greater than ever, with regulators and payers approving only highly innovative medicines. These headwinds add to the challenges the industry already faced, from protectionism to climate change. Meeting them requires a long-term, sustainable business model and strategy. Our strategy is sound and well executed, and will allow us to remain successful in the decades to come.
Operating as one Takeda
Since December 2019, we’ve been operating as one Takeda around the world. Integration was executed with remarkable speed and effectiveness, a fact reflected in our most recent employee survey, where Takeda scored near or above global top quartile benchmarks for all indices of employee excitement about how their work contributes to the company’s success. Some 79% of our employees felt positive about the combined company’s ability to better serve patients, while Takeda’s long-established values of Takeda-ism and Patient-Trust-Reputation-Business have been reinforced.

Today, Takeda is an even stronger company, well placed to weather the current crisis and maintain our business momentum. Our solid FY2019 results, announced on May 13, showed revenues of 3.29 trillion yen with underlying revenue growth of +1.6%. This performance was driven by our five key business areas and 14 global brands. Underlying Core Operating profit1 margin rose to 28.9% due to strong cost discipline and cost synergies, with adjusted EBITDA2 of 1,125.9 billion yen or a 34.2% margin, which is competitive within the pharmaceutical industry and much higher than the mean of TOPIX500 companies3. We also generated robust operating cash flow which, combined with proceeds from non-core asset divestitures, resulted in Free Cash Flow of 968.0 billion yen. This allowed us to deleverage rapidly from a 4.7x Net Debt to adjusted EBITDA ratio4 in March 2019 to 3.8x in March 2020.

We strongly believe that our robust capital allocation – reinvesting strong cashflow in high growth and profitable businesses with superior return, divesting non-core assets, and rapidly deleveraging while maintaining our well-established dividend policy – maximizes capital efficiency and ultimately total shareholder returns, as you have seen in the past. From 2014 until the acquisition of Shire, Takeda’s Return on Equity (ROE) improved every year, from -6.3% (2014) to 9.6% (2017). Takeda embarked on the acquisition of Shire, and while we knew that it would impact certain financial metrics such as ROE for the combined entity in the short term, we strongly believe in the strategic rationale and the potential for significant shareholder value creation in the mid-to-long term. We are confident that over time you will see improved ROE, which is currently suppressed by temporary and non-cash expenses and, more importantly, total shareholder returns as we successfully execute our strategy.

Our FY2020 guidance of low single-digit underlying revenue and high single-digit Core Operating Profit growth demonstrates that our growth and margins are accelerating. While the economic downturn triggered by COVID-19 has impacted our operations in some ways, we entered this crisis in a strong position. We’re confident we can deliver our FY2020 guidance, as our products primarily treat cancers and severe chronic diseases. Shareholder returns are a key priority and we remain committed to our well-established dividend policy of 180 yen per share annually.

Promising long-term outlook
We aim to create, develop and commercialize life-saving and life-transforming therapies in Oncology, Rare Diseases, Neuroscience and Gastroenterology. Our R&D transformation, initiated in 2015, is now yielding results, boosted by the acquisition of Shire. As highlighted during our R&D day in November 2019, we expect to launch 12 new molecular entities (NMEs) by 2024. This is a remarkable turn-around and points to the success of our research engine and partnership strategy, resulting in a significant increase in productivity as demonstrated by around 40 innovative NMEs in clinical development. The new Takeda of 2020 - with global reach in more than 80 countries, market-leading positions in Japan and the U.S., an unwavering commitment to patients and a global pricing framework focused on access – is a formidable platform for the launch of our innovative medicines and vaccines.

We anticipate an acceleration in FY2020. Underlying revenue growth is expected to be fueled by our five key business areas and 14 global brands (such as Entyvio, Gammagard/Kiovig, Takzhyro and Ninlaro) as well as expansion in China. The creation in 2019 of our global Plasma-Derived Therapy Business Unit will be instrumental in driving growth in FY2020 and beyond. With robust cash flow and proceeds from further non-core divestitures, we remain committed to a rapid de-leveraging towards our target of 2x Net Debt to adjusted EBITDA in the fiscal years ending March 2022 to March 2024. At the same time, we’re continuing to invest in R&D and our growth drivers for long-term success.

Success is only possible thanks to the dedication and passion of all Takeda employees
We’ll continue to focus on diversity, inclusion, well-being and life-long learning. We’re striving to create an environment that inspires and empowers employees to achieve success for their career and the company. The highly experienced Takeda Executive Team of 18 is increasingly diverse, representing 10 nationalities and includes six women. It’s poised to guide Takeda through the next stage of growth, enabling us to live up to our promise of delivering Better Health to people and a Brighter Future to the world.

And success will not be achieved at the expense of our planet.

Takeda is at the forefront of sustainability and good governance
In 2020, Takeda announced it would become carbon neutral and implement a long-term strategy to reduce company-wide emissions to zero by 2040. We also set out ambitious water and waste reduction targets. We’ll play our part in strengthening health care systems and ensuring our innovative treatments and vaccines reach as many people as possible across the world. Our efforts have been recognized by prestigious indices, including the Access to Medicine Index, Dow Jones Sustainability Indices and FTSE4Good.

Of the 16 members of our Board of Directors, eleven are independent5 external directors who form a majority on the Audit and Supervisory, Nomination and Compensation Committees. Board meetings and committees are chaired by an independent director. We believe the Board’s diversity of skills, experience and knowledge, combined with the way we operate, make sure Takeda meets the highest global corporate governance standards and will enable it to achieve its full potential.

Despite the current challenges that face us all, we’re confident and optimistic about the future and are grateful for your support. I look forward to sharing all the accomplishments at the Annual Shareholder Meeting in June.

With my best regards,

Christophe Weber
President & CEO

Takeda Pharmaceutical Company Limited

1 Previously called Core Earnings (no change in definition)
2 Adjusted EBITDA“ adjusts for mainly non-cash items and one-time expenses. Please refer to slide 79 of the FY2019 Full Year earnings presentation for reconciliation to IFRS measures
3 Source: Refinitiv
4 Please refer to slides 59 for definition and slides 79 for reconciliation of the FY2019 Full Year earnings presentation for adjusted EBITDA and net debt reconciliation
5 As defined by the Tokyo Stock Exchange